Exhibit 99.6

NICE COMPASS Real-Time Recording Reconciliation Now Supports
IPC Unigy Environments

Financial services organizations that use IPC Unigy can now ensure they are capturing every trader voice communication in compliance with Dodd Frank, MiFID II and FX Code of Conduct

Hoboken, N.J., July 8, 2019 – NICE (NASDAQ: NICE), the leading provider of financial communication compliance solutions, today announced that its NICE COMPASS compliance assurance solution with real-time recording reconciliation now supports the IPC Unigy trading and communications platform. Financial services organizations (FSOs) that rely on the IPC Unigy platform can now have complete confidence that all regulated employee communications are always being recorded in compliance with major regulations. The NICE COMPASS real-time recording reconciliation feature is also available for Cisco Unified Communications Manager environments.

Dodd Frank, MiFID II, and FX Code of Conduct all mandate that trade-related conversations must be recorded. Recording lapses can expose firms to costly remediation and penalties. FSOs are also required to report lapses to regulators, including the nature and extent of problems and actions taken. Today, FSOs predominantly rely on random, manual recording checks to detect when calls go unrecorded. The problem with this ‘hit or miss’ approach is that recording lapses often go undetected until a regulator requests the recordings and the FSO discovers that they are missing,

NICE COMPASS real-time reconciliation helps insulate firms from regulatory scrutiny, fines and reputational damage by using sophisticated algorithms to systematically reconcile metadata from communications platforms (like the IPC Unigy system) with actual conversations recorded in the NICE Trading Recording (NTR) system, to check for missing or partially recorded calls. If discrepancies are found, stakeholders are automatically notified so they can immediately troubleshoot underlying issues, and proactively notify regulators. NICE COMPASS also features dashboards and reports so that firms can keep tabs on the health of their entire global recording estate.

“We’re excited to now offer this essential compliance capability to IPC Unigy customers through our NICE COMPASS solution,” said Chris Wooten, Executive Vice President, NICE. “By leveraging NICE COMPASS for compliance assurance, FSOs can ensure compliance with record-keeping regulations, avoid fines and drawn-out audits, reduce compliance costs through automation, and improve their responsiveness to regulators.”

For firms currently using the NICE Trading Recording System (NTR), NICE COMPASS may be added to the system to take advantage of real-time recording reconciliation and NICE COMPASS' other robust compliance assurance capabilities.

NICE COMPASS helps FSOs streamline compliance assurance processes through automated provisioning, system health checks (real-time recording reconciliation and automated daily recording checks), bulk call extraction, compliance assurance reporting and automated transcription.

•	For further information on NICE COMPASS, please click here.
•	For further information on the NICE Trading Recording System, please click here.
•	For more information on NICE Financial Compliance solutions, email NICE at fmc@nice.com.

About NICE Financial Compliance
NICE is the world’s leading financial compliance solution provider, serving more than 90 percent of the largest investment banks globally. NICE’s compliance solutions assist customers in the capture of trade conversations and trades, analyzing them for potential risk, and correlating trade conversations with trades for trade reconstruction. The company's compliance solutions make automated and intelligent holistic trade compliance programs possible and enable FSOs to more efficiently comply with regulatory requirements, including MiFID II, MAR, FX Code of Conduct, Dodd-Frank and future directives. More info at www.nice.com/compliance.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.